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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                         Commission File Number 0-27029

                           NOTIFICATION OF LATE FILING

(Check One:)   [ ]Form 10-K    [ ]Form 11-K    [ ]Form 20-F    [X]Form 10-Q
               [ ]Form N-SAR

                        For Period Ended: MARCH 31, 2003

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
    For the Transition Period Ended: _____________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  RSTAR CORPORATION

Former name if applicable:

Address of principal executive office:

                        1560 SAWGRASS CORPORATE PARKWAY,
                                   SUITE 200
                             SUNRISE, FLORIDA 33323

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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[X]               (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without
                           unreasonable effort or expense;
[X]               (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached, if applicable.
                           INAPPLICABLE.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         rStar Corporation (the "COMPANY") needs additional time to complete the complied accounting information in order to file an accurate financial statement for 1st Quarter 2003. The ability to gather accurate financial information from various foreign entities took longer than anticipated, which stemmed from the closing of previously disclosed complex transactions, including an acquisition of various subsidiaries under StarBand Latin America (Holland) B.V. (the "ACQUISITION") from Gilat Satellite Networks Ltd., which are organized under the laws of various Latin American jurisdictions.

         The Company's Form 10-Q for the period ended March 31, 2003 could not be filed within the prescribed period because the Company was unable to complete the preparation of certain information critical to filing a timely and accurate report. Such inability could not have been eliminated by the Company without unreasonable effort or expense. The Company intends to file the Form 10-Q for the period ended March 31, 2003 on or before May 20, 2003.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:


             JULIA M. DECKER                              (954) 858-1600
                 (Name)                                  (Telephone Number)


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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registration was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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RSTAR CORPORATION
(Name of Registrant Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  May 15, 2003                          By:  /s/ Julia M. Decker
                                                  -----------------------------
                                                  JULIA M. DECKER,
                                                  Controller
                                                  (Principal Financial Officer)



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